

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

<u>Via E-mail</u>
Joseph Connolly, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Re: Vivus, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 13, 2013
Soliciting Material filed pursuant to Rule 14a-12
Filed May 14, 2013
File No. 1-33389

Dear Mr. Connolly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1. Please revise to clearly mark the proxy statement and the proxy card as preliminary copies pursuant to Rule 14a-6(e)(1).

<u>Who will bear the costs of soliciting votes for the Annual Meeting, page 8</u>

2. We note that proxies may be solicited by telephone, facsimile, letter, electronic mail *or other appropriate means*. Please revise to describe all of the methods of solicitation. Refer to Item 4(b) of Schedule 14A. In addition, please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must

be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

3. Please fill in the amount that has been incurred to date as this amount is known.

Proposal No. 4: Stockholder Proposal To Repeal Bylaw Amendments, page 21

4. We note that the bylaws have been amended since February 20, 2013 to increase the size of the board. Please revise to describe the effect of this proposal if approved.

Form of Proxy

5. We note that the proxy card asks shareholders to mark a box if they plan to attend the meeting. Please revise to disclose whether they must check the box in order to attend the meeting and the effect if they do not check the box.

6. Regarding Proposal 1, please revise to clarify that shareholders may enter the names of the nominees with respect to whom they choose to withhold authority to vote on the line provided. Please also revise to provide sufficient space to write in multiple names.

7. We note that Option B under telephone voting provides shareholders a way to vote all of the proposals with management by pressing "1." Please revise or advise as to how this vote-all option complies with Rule 14a-4.

Soliciting Material filed pursuant to Rule 14a-12

Letter to Shareholders

8. Please provide supplemental support for your statement that Qsymia is "the only FDA-approved oral medication shown to achieve more than 10% average weight loss in obese patients."

The Vivus Board of Directors Is Actively Engaged…, page 5

9. We note the statement that "First Manhattan Co., has nominated six of its own hand-picked representatives to replace existing members of your Company's Board of Directors and effectively seize control of your company." In future filings, please revise to identify this statement as an opinion or belief, rather than an expression of fact, and add disclosure clarifying that the First Manhattan nominees if elected would have fiduciary duties to all Vivus stockholders, not just to the nominating shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions